UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-41418

Lytus Technologies Holdings PTV. Ltd.

 (Translation of registrant’s name into English)

601 Everest Grande, A Wing
Mahakali Caves Road
Andheri (East)
Mumbai, India 400 093

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 17, 2022, Lytus Technologies Holdings PTV. Ltd. (the “Company”) consummated its initial public offering (“IPO”) of 2,609,474 Common Shares, par value $0.01 per share (the “Common Shares”). The Company completed its IPO pursuant to the Company’s registration statement on Form F-1 (File No. 333-254943), originally filed with the Securities and Exchange Commission on April 1, 2021 (as amended, the “Registration Statement”). A Post-Effective Amendment to the Registration Statement, as amended (the “Post-Effective Amendment”), was declared effective by the U.S. Securities and Exchange Commission on June 14, 2022 (the “Effective Date”). The shares were sold at a price of $4.75 per share, generating gross proceeds to the Company of $12,395,000, before deducting underwriting discounts, commissions and offering expenses. In addition, the Company granted the underwriters a 45-day option (the “Overallotment Option”) to purchase up to an additional 391,421 Common Shares at the initial public offering price, which Overallotment Option was exercised in full following the IPO, and which closed on June 22, 2022, and generated gross proceeds to the Company of approximately $1,860,000, before deducting underwriting discounts and commissions. Immediately following the consummation of the IPO and the Overallotment Option, there were 33,762,641 Common Shares issued and outstanding. As a result of the IPO, the Common Shares now trade on the NASDAQ Capital Market under the symbol “LYT.”

In connection with the effectiveness of the Post-Effective Amendment, the closing of the IPO and the closing of the Overallotment Option, the Company entered into the following agreements, forms of which were previously filed as exhibits to the Registration Statement:

●	Underwriting Agreement, dated June 14, 2022, (the “Underwriting Agreement”) between the Company and Spartan Capital Securities, LLC, as representative of the several underwriters (“Spartan”);

●	Underwriters’ Warrants, dated June 17, 2022, between the Company and Spartan or Pacific Century Securities, LLC (“PCS” and, together with Spartan, the “Underwriters”), pursuant to which the Underwriters may purchase up to an aggregate of 130,474 Common Shares at an exercise price of $5.94 per share; and

●	Lock-Up Agreements, dated June 14, 2022, between the Company and the persons listed on Schedule IV to the Underwriting Agreement.

In connection with the IPO, the Company issued a press release announcing the closing of the IPO, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2022

Lytus Technologies Holdings PTV. Ltd.

By:	/s/ Dharmesh Pandya
Dharmesh Pandya
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement dated June 14, 2022, between the Company and Spartan Capital Securities, LLC
4.1	Form of Underwriters’ Warrant dated June 17, 2022
10.1	Form of Lock-up Agreement
99.1	Press Release

3